Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

September 14, 2016

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Asen Parachkevov
Re:	Cornerstone Strategic Value Fund, Inc.
(File Numbers: 811-05150 and 333-212953)
Registration Statement on Form N-2

Dear Mr. Parachkevov:
On behalf of our client, Cornerstone Strategic Value Fund, Inc. (the “Fund”), we are filing a request for acceleration of the Registration Statement on Form N-2 (the “Registration Statement”) initially filed on August 5, 2016 and amended on September 14, 2016, such that the Registration Statement will be declared effective on Friday, September 16, 2016 or as soon thereafter as practicable.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell

One Logan Square 18th & Cherry Streets Philadelphia, PA 19103

www.BlankRome.com

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